Exhibit 99.1

March 14, 2025

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject:	Cardiol Therapeutics Inc. (the "Issuer")
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual General Meeting
Meeting Date:	May 28, 2025
Record Date for Notice of Meeting:	April 10, 2025
Record Date for Voting (if applicable):	April 10, 2025
Beneficial Ownership Determination Date:	April 10, 2025
Class of Securities Entitled to Vote:	Class A Common
ISIN:	CA14161Y2006
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
Notice and Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	Not Applicable

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company

as agent for Cardiol Therapeutics Inc.